Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

VIDEO:  Ursula Burns, CEO of Xerox, discusses Xerox's acquisition of ACS on CNBC

Host: Xerox acquiring affiliated computer services for 63 dollars a share.  Joining us first on CNBC to discuss the acquisition and what it means for her company is Ursula burns is joining us, CEO of Xerox thank you very much for coming on

CEO: You’re welcome, you’re welcome

Host: Did you see Anne when she was on a couple of weeks ago? I was just wondering whether you saw that interview

CEO: I actually did not. I did not. I probably shouldn’t say that out loud

Host: That’s ok because you’re running a company, you have things to do but at the time I tried to figure out what Xerox’s strategy for the future would be in that, these are things you probably think about all the time, when she was on she said some things we’re thinking about.  Was this deal in the works back then, were you eyeing a big move like this? I don’t even know what you call it, business processing, outsourcing?

CEO: Yeah, we weren’t eyeing a deal like this, it’s in our strategic framework , it’s called document and business process management, by the way.  ACS is the world largest business diversified outsourcing firm and Xerox is the world largest document management firm by putting these two together were creating a new solution provider in the industry we call document and business process management, and clearly we were thinking about when Anne was on a couple of weeks or months ago.

Host: Yeah you would have to be.  Is it an answer to the world going digital and going paperless? Will you be selling copiers in 10 years, Ms. Burns?

CEO: You said a couple of magical words there, paperless is one of them. We don’t see the world going paperless.  From what I understand you’re actually a guy who uses a lot of paper.

Host: Yes

CEO: I've received in the last couple of weeks. And the world of m and a as you can imagine is, and if the world is going paperless then I think m and a would be out of business.  We are clearly focused on poor document management processes in the office, front office and back office. ACS is focused on business process outsourcing the connection of these two companies is called for by our clients they’ve been telling us over time as we engage with them more and more, either ACS of Xerox, that we need to bring these two infrastructures together and help them become significantly more efficient in their business processes and that’s what we were doing in the acquisition of these two companies.

Host: Talk to us about some of the synergies or potential synergies that involve the equipment Xerox makes and the services ACS provides. How seamless will that be?

CEO: It’s a great question.  It turns out to be very seamless because this is a very complimentary deal, ACS doesn’t provide equipment per se they actually manage processes. Xerox is a developer of technology, obviously it’s a great brand, it covers the globe very well. ACS’s business if primarily in North America. So what we see happening here is combining these two companies strength to strength. We actually will use Xerox’s presence around the world, its brand strength, our ability to cover customers and our amazing document management technologies to help ACS extend its reach around the world. ACS will help Xerox Corp literally, become the world’s leader in the BPO sense, the diversified BPO market, 6 billion dollar market that ACS has, our small but very powerful BPO business will be joining together to create the largest diversified BPO business. Our business in general will grow to be about 10 billion dollars in services, 22 billion dollars overall, it’s a transformational business and market for us. Synergies from both revenue growth, as I’ve talked about, global coverage, but also cost. 300-400 million dollars of cost synergies by year 3, growing as we go past year 3, so synergies both in revenue and in cost.

Host: I was wondering, who does this give you a competitive advantage over. In other words, whose market share do you end up taking in your opinion if you put these two companies together as effectively as you think you can?

CEO: It’s interesting because the BPO market is extremely fragmented. Most BPO providers focus on one vertical area. ACS is diversified  it focuses on both health care and transportation, in employee on boarding, in financial services. Xerox reaches all of those clients and more, adding these two together, as I said, we will be able to extend ourselves even further, Xerox and ACS even further.

Host: Who’s the leader in health care processing at this point? I was wondering whether with everything that’s happening in Washington, whether that was part of the equation but I guess your competitors, ACS’s competitors, Computer Sciences, Accenture.

CEO: I think that all of these companies focus on certain verticals, but in health care the world’s leader in health care processing is probably ACS. They have the largest position in medicade processing, they provide services to all of the health care providers and insurance companies  in North America, so they are the largest health automation, business process automation firm in the world. Its competitors, you mentioned some of them, ACS, I mean ugh, CSC for sure, Accenture for sure, some competitors but you have to think about ACS as a diversified provider of business process services.

Host: They have been a name that has been on a list of possible acquisition candidates for a long time and I’m looking at 61, 63, that’s the highest the stocks ever been. So I guess that I was wondering that why they decide now on a sale to Xerox, but that basically tops, maybe it got to 64 a couple of years ago. But that seems like a full and fair price, is that what management thought.

CEO: It’s absolutely a full and fair price for both Xerox shareholders and for ACS’s shareholders. We did look at of course, when you look at a deal like this you look at many different companies before you decide on the one that you want to go for. ACS is a world class company here, they actually lead in business process outsourcing, their diversification and their opportunities in positive synergies in this combination made this deal compelling for Xerox and quite frankly compelling for the ACS management as well.

Host: Should investors be considering that Xerox is suddenly now more acquisitive or are you going to have your hands full with this and this alone.

CEO: I think that we have been acquiring strategically, we have been growing our business in a very measured way. We acquired two vertical BPO firms a couple of years ago. We have been inquiring in distribution for our technology business. This deal is the largest deal we have ever done. So I think you could say for a little while, we’ll be settled in bringing ACS on board and getting all the synergies positive, revenue synergies and cost synergies that we need to, to make this deal successful.

Host: And accretive of when or so?

CEO: Accretive from a cash basis in year one, totally accretive of on a GAAP by third year. So very positive financials.

Host: And I looked at a market check on Xerox, you’re probably happy, 8.59-8.65, that’s not bad from 8.90.  It’s not 6 bucks or something. 823-840, is that alright?

CEO: Yeah, I mean, I always like higher better than lower, but I think, you tell me 9.50 that would be even better than 8.50. But quite honestly, we know that a deal like this actually takes time for digestion. We’ve done a lot of work, we’re very very good, Xerox Corporation is very good at acquiring companies, we do it at a very systematic and measured way. We look deeply into the values of the company the value that they can create for both shareholders and how we can combine together, so we are extremely comfortable with this and as the market gets more comfortable we are sure that we’ll see stock appreciation.

Host: I have an idea for you, bring back J.Peterman to talk about how putting these two companies together, remember the guy from Seinfeld, Jon O’Hurly, bring him back to talk about the synergies involved, I think that makes sense. Well that just an idea. Anyway you can do what you want Ursula you can run the show. Really appreciate you coming on this morning first on CNBC. Thank you very much.

CEO: Thank you.

Forward-Looking Statements

This document contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.